Exhibit 99.1

10 April 2012

Sterlite Industries (India) Limited

Production Results for the Fourth Quarter and

Year Ended 31 March 2012

Q4 Highlights

•	Record quarterly production of Lead, Silver and Power

•	Commissioned the 3rd 600 MW Unit of the 2,400 MW Jharsuguda power plant and synchronized the 4th Unit

•	Merger with Sesa Goa Limited and Vedanta Group consolidation announced, expected to complete in CY 2012

Zinc - India

Mined Zinc-Lead metal production was 223,000 tonnes in Q4, 7% higher than Q3. During the quarter, the Sindesar Khurd (SK) mine ramped up to contribute a record 24,000 tonnes metal-in-concentrate. For the full year, mined Zinc-Lead metal production was marginally lower at 830,000 tonnes.

Mined Zinc-Lead metal production in FY 2012-13 is expected to be slightly higher than FY 2011-12. In line with the mine plan for Rampura Agucha, production in first half of FY 2012-13 is expected to be marginally lower than corresponding period in FY 2011-12, but will be more than made up in second half of FY 2012-13. SK mine ramped-up to 80% utilization in Q4 and will deliver volumes near its capacity in FY 2012-13.

Refined Zinc production was marginally lower at 190,000 tonnes in Q4, and 6% higher at 759,000 tonnes for the year. Lead production in Q4 was 110% higher at a record 37,000 tonnes primarily due to the ramp-up of the new 100 ktpa Dariba Lead smelter, which contributed 18,000 tonnes.

With the Rajasthan smelters fully ramped-up and operating at high efficiencies, during the quarter it was decided to ramp down the 35-year old Vizag Zinc smelter, which had a relatively higher cost and contributed 28,000 tonnes of refined Zinc production during the full year.

Silver production was at a record 88 tonnes in Q4, 77% higher as a result of ramp-ups of the SK mine, the new 100 ktpa Dariba Lead smelter and the new Silver refinery. Silver production for the full year was 35% higher at 242 tonnes.

Sterlite Industries (India) Limited	Page 2 of 4
Production Results for the Fourth Quarter and Full Year Ended 31 March 2012

Zinc - International

In Q4, total production of Zinc-Lead metal-in-concentrate and Zinc metal was 106,000 tonnes, which included 71,000 tonnes of Zinc and Lead metal-in-concentrate (MIC) at Lisheen and BMM and 36,000 tonnes of refined Zinc at Skorpion, in line with earlier years.

For the full year, total production of Zinc and Lead metal-in-concentrate and Zinc metal was 444,000 tonnes, which included 299,000 tonnes of Zinc and Lead metal-in-concentrate (MIC) at Lisheen and BMM, and 145,000 tonnes of refined Zinc at Skorpion

Copper - India and Australia

Copper cathode production at the Tuticorin smelter was 80,000 tonnes in Q4, in line with the corresponding prior period. For the full year, copper cathode production was 326,000 tonnes.

The first 80 MW unit of the captive power plant at Tuticorin has achieved mechanical completion in Q4 and will be synchronised in the current quarter.

Mined metal production at our Australian mines was 5,000 tonnes and 23,000 tonnes during Q4 and the full year, respectively, in line with the corresponding prior periods.

Aluminium

Aluminium production at 245 ktpa BALCO-II smelter was 62,000 tonnes, in line with the corresponding prior quarter. The smelter operated at its rated capacity for the full year.

The first metal tapping from the 325 ktpa BALCO-III Aluminium smelter is expected by Q3 FY 2012-13. The first 300 MW unit of the 1200 MW captive power plant at BALCO will be synchronised in the current quarter.

We continue to work towards the second stage forest clearance for the 211 mt BALCO coal block, following the Environment Appraisal Committee (EAC) approval received in November 2011.

Power

Power sales were 2,166 million units and 7,579 million units during Q4 and the full year, as compared with 1,040 million units and 2,680 million units during the corresponding prior periods, respectively, as the three new 600 MW units of the Jharsuguda 2,400 MW power plant come into operation. During the quarter, Unit-3 started commercial production and Unit-4 was synchronised.

Work at the 1,980 MW power project at Talwandi Sabo is progressing well and the first 660 MW unit is on track for synchronization in Q4 FY 2012-13. The 150 MW wind power expansion at HZL was completed during the quarter, taking our wind power generation capacity to around 274 MW.

Sterlite Industries (India) Limited	Page 3 of 4
Production Results for the Fourth Quarter and Full Year Ended 31 March 2012

Production Summary (Unaudited)

	(in ‘000 tonnes, except as stated)
	Quarter ended 31st March			Year Ended 31st March
Particulars	2012	2011	Change	2012	2011	Change
Zinc India
Mined Zinc-Lead metal content	223	231	(3%)	830	840	(1%)
Total Refined Zinc	190	194	(2%)	759	712	6%
Total Refined Lead [1]	37	18	110%	99	63	56%
Refined Lead – Custom smelting	6	—	—	10	—	—
Total Silver (in tonnes) [2]	88	50	77%	242	179	35%
Silver – Custom smelting (in tonnes)	5	—	—	5	—	—
Zinc International – Total [3]	106	80	—	444	93	—
Zinc – refined	36	37	—	145	50	—
Mined metal content – BMM and Lisheen	71	44	—	299	44	—
Copper – India / Australia
Copper – Mined metal content	5	5	2%	23	23	(1%)
Copper – Cathodes	80	80	—	326	304	7%
Aluminium
BALCO – II (245 ktpa)	62	62	—	246	255	(4%)
Power (in million units)
Power Sales	2,166	1,040	—	7,579	2,680	—
SEL [4]	1,674	563	—	5,638	856	—
Balco 270 MW	412	432	(5%)	1605	1623	(1%)
HZL Wind Power	80	45	78%	336	201	67%

1.	Including captive consumption of 2,156 tonnes in Q4 FY 2012 vs 1,340 tonnes in Q4 FY 2011 and 6,625 tonnes in FY 2012 vs 5,898 tonnes in FY 2011.
2.	Including captive consumption of 11,345 Kgs in Q4 FY 2012 vs 7,016 Kgs in Q4 FY 2011 and 34,917 Kgs in FY 2012 vs 30,997 Kgs in FY 2011
3.	Skorpion was acquired in Q3 FY 2011. BMM and Lisheen were acquired in Q4 FY 2011. Numbers for Q4 and FY 2011 are post acquisition.
4.	Including production under trial run of 209 million units in Q4 FY 2012 vs 352 million units in Q4 FY 2011, and 926 million units in FY 2012 vs 646 million units in FY 2011

For further information, please contact:

Ashwin Bajaj	sterlite.ir@vedanta.co.in
Senior Vice President – Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja	sterlite.ir@vedanta.co.in
AGM – Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sterlite Industries (India) Limited	Page 4 of 4
Production Results for the Fourth Quarter and Full Year Ended 31 March 2012

About Sterlite Industries

Sterlite Industries (India) Limited is India’s largest diversified metals and mining company. The company produces aluminium, copper, zinc, lead, silver, and commercial energy and has operations in India, Australia, Namibia, South Africa and Ireland. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com

Disclaimer

This press release contains “forward-looking statements” - that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.